MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

July 7, 2003	TSX Venture Exchange Symbol: MAD
Frankfurt Stock Exchange Symbol: MRG
Berlin Stock Exchange Symbol: MRG
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website:mirandagold.com

Otish Mountains Properties; Corporate Update

Miranda Gold Corp. wishes to report that it has the right to acquire a 100% interest in six diamond exploration properties that comprise a total of 354 mineral claims, covering approximately 45,472 acres (18,402 hectares), located in the Otish Mountains region of Quebec. One of these properties, Lac Leran, adjoins Ashton’s Foxtrot property with the recent discovery of a large diamond in the drill core.

Ashton Mining of Canada recently announced the discovery of a large diamond in drill core recovered from the Renard 65 kimberlitic body, which is situated on their Foxtrot property in the Otish Mountains area of north-central Quebec. This is the largest diamond discovered in Ashton’s 10-year history. Although Ashton will have to complete larger tests to get a better determination on the grades of its Renard pipes, the find does indicate the potential for a coarse diamond size distribution curve that had been suggested by previous diamond counts. Because high carat value derives from large stone potential, the Renard cluster could achieve world-class status through the value portion of the tonnage-grade-value equation. If it turns out that the Otish region has small pipes with big diamonds, this has broad implications for the region's potential to host other discrete pipes. Ashton has a 50% interest in the Foxtrot property. The Rio Tinto group, a world-wide mining enterprise, beneficially owns approximately 63% of Ashton Mining of Canada.

Miranda Gold Corp.’s Lac Leran property adjoins Ashton’s Foxtrot project which hosts the Renard 65 discovery. DeBeers Canada is also actively exploring, in joint venture with Dios Exploration Inc., on both the east and southwest sides of Miranda’s Lac Leran property. (See the attached map or visit the Company’s web site at www.mirandagold.com) DeBeers is also exploring a project adjoining Miranda’s Lac Pigeon property, west of Ashton’s Foxtrot property. Miranda acquired its Otish Mountains properties during the summer of 2002.

A geological study by Moorhead (1999) shows that the Otish Mountains diamond projects under option by Miranda occur within a favourable geotectonic domain, including a thick stable cratonic plate in combination with the presence of deep-seated structural breaks. Diamond-bearing kimberlitic pipes and dykes are the exploration target, and given the propensity of kimberlites to occur in clusters Miranda’s Otish properties are believed to have good potential to host this type of deposit.

The Company also wishes to announce that it has terminated its interest in the Las Catalinas concessions in Sonora State, Mexico. Las Catalinas was drilled by Miranda’s joint venture partner, Exploraciones Paradigma. However, the results did not warrant the continued development of the Las Catalinas project.

ON BEHALF OF THE BOARD

“Dennis L. Higgs”

Dennis L. Higgs, B. Comm
President

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.